SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Increases Guidance
Positively impacted by improved exchange rate environment

São Paulo, August 31, 2004 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today announced an increase in its guidance for full-year 2004. The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian reais (R$).

Based on an improved foreign exchange rate environment, driven by strong economic fundamentals in the Brazilian economy, we are increasing our earnings per share guidance. The Brazilian real has appreciated by over 5% since the end of the second quarter of 2004 and is expected to show stability through the end of the year. We expect the stronger Brazilian currency to positively impact our dollar-denominated and dollar-linked expenses in the third and fourth quarters and to improve overall earnings for the full-year 2004.

Approximately 50% of GOL’s operating expenses are either denominated in U.S. dollars, such as aircraft leasing expenses, or are dollar-linked, such as jet fuel. An appreciation in the exchange rate positively impacts our operating results by lowering our overall operating costs.

The Company’s 2004 revenue outlook remains at +/- R$1.9 billion. Earnings-per-share guidance for 2004 is increased from between R$1.90 and R$2.20 per share to between R$2.05 and R$2.30 per share.

Financial Outlook (US GAAP)	2004 Previous	2004 Revised
Net Revenues (R$ billion)	+/- R$ 1.9	+/- R$ 1.9
Earnings per Share (per PN)	R$1.90 – 2.20	R$2.05 – 2.30
EBITDAR Margin	39% - 42%	41% - 43%
Operating Margin	26% - 29%	28% - 30%

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single-class of service and has one of the youngest and most modern fleets in the industry, leading to low maintenance, fuel and training costs, and therefore high aircraft utilization and efficiency ratios. Add to this safe and reliable service, stimulating GOL’s brand recognition and customer satisfaction, and GOL has the best cost-benefit service in the market. GOL currently offers service to 29 major business and travel destinations in Brazil, with substantial expansion opportunities. In 2004, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004.

For additional information please contact:

Richard F. Lark, Jr., Vice President - Finance, CFO and IRO
GOL Linhas Aéreas Inteligentes S.A.
Tel.: (5511) 5033 4393
Email: ri@golnaweb.com.br
Please sign up for email alerts at www.voegol.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.